UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

TABLE OF CONTENTS	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	5
Notes to Financial Statements, December 31, 2007 and 2006	6-11
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the RSP Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the RSP Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia

June 25, 2008

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006
	2007	2006
ASSETS
Investments
AGL Resources Inc. common stock	$116,823,207	$128,322,938
Mutual funds	119,841,526	106,939,534
Common trust funds	33,986,170	30,486,866
Loans to participants	5,612,624	5,615,227
Total investments	276,263,527	271,364,565
Cash	-	70,103
Receivables
Employer contributions	143,705	279,715
Participant contributions	339,177	669,403
Total receivables	482,882	949,118

Net assets available for benefits, at fair value	276,746,409	272,383,786

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	116,008	337,310
Net assets available for benefits	$276,862,417	$272,721,096

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

Additions
Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(3,981,848)
Interest	428,963
Dividends	11,082,623
Dividends on AGL Resources Inc. common stock	5,201,337
12,731,075
Contributions
Participant	12,100,190
Employer	6,023,693
18,123,883

Total additions	30,854,958

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(26,553,148)
Administrative expenses	(160,489)
Total deductions	(26,713,637)
Net increase	4,141,321
Net assets available for benefits
Beginning of year	272,721,096
End of year	$276,862,417

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information purposes only. Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement. The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan.  The expenses of the RSP Plan relate to disbursements, transaction fees, and loan issuance and maintenance charges. These expenses are paid by the RSP Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.  In addition, disbursements are made at the Committee’s request.

Effective February 1, 2007, the Committee engaged a new trustee, Merrill Lynch Bank and Trust Co., FSB (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  This employment by the Committee, replaces the former trustee, Amvescap National Trust Company (“Former Trustee”).

Contributions

Employee Contributions: Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis. A participant also may contribute up to 10% of compensation on an after tax basis. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The RSP Plan currently offers seven mutual funds, two common trust funds and the Company’s common stock as investment options for participants.

Company Matching Contributions: Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period. Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided, that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation. If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until June 30, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation.  Prior to January 1, 2006, for any covered employee who was employed by NUI Corporation (or NUI subsidiaries, collectively “NUI”), the matching contributions were equal to 60% of the participant’s before tax and after tax contributions, provided that the matching contributions were only applied to the aggregate amount of before tax contributions and after tax contributions which were up to 6% of the participant’s compensation. Beginning January 1, 2006, matching contributions to these participants were made in accordance with the general formula.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $99,419 and $27,670 respectively.  Also in 2007, employer contributions were not subject to a reduction from forfeited nonvested accounts.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Partial vesting occurs during the three years of vesting service as follows:
Years of Vesting Service Completed by Employee	Percentage Vested of Matching Contributions

Less than 1 year	0%
1 years	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator. Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½  (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants greater than age 59 ½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant. Otherwise, a participant may delay the distribution of his or her account until April 1 of the calendar year following the later of (i) the year in which the participant reaches age 70 ½ or (ii) the year in which the participant retires.

Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions will, generally, be subject to 20% income tax withholding.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Participant Loans
Participants may borrow from their participant accounts. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that range from 5% to 10.5%, based on the prime rate plus 1%.  Interest is computed quarterly.

A participant may not have more than one loan outstanding at any time. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding RSP Plan loan will become due and payable in full at that time. However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on an RSP Plan loan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (except for benefits paid to participants which are recorded when paid).

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.  The RSP Plan invests in investment contracts through a common trust.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a fair value basis except for fully benefit-responsive contracts through a common trust which are on a contract value basis.

Investment Valuation and Income Recognition

The RSP Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGL Resources Inc. Common Stock
The AGL Resources Inc. common stock is valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Mutual Funds
Shares of mutual funds are valued at the reported net asset value of shares each business day.

Common Trust Funds
Units in common trust funds are valued at the unit value as reported by the trustee of the common trust fund on each valuation date. The RSP Plan’s interest in the common trust is valued based on information reported by the investment advisor using audited financial statements of the common trust at year end.

Loans
Loans to participants are valued at their outstanding balances, which approximate fair value.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and provide for expanded disclosures about the development of such measurements and their effect on earnings.  Although the statement does not require any new fair measurements, its definition of fair value and the framework it establishes for measuring fair value in generally accepted accounting principles will result in some changes from current practice.  The guidance in this statement is generally effective for the RSP Plan’s 2008 fiscal year.  The initial application of this standard is not expected to have a material impact on the RSP Plan’s net assets available for plan benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents the fair values of investments that represent 5% or more of the RSP Plan’s net assets as of December 31, 2007 and 2006:

	Shares/Units		Amount
	2007	2006	2007	2006

AGL Resources Inc. Common Stock Fund	3,103,698	3,297,942	$116,823,207	$128,322,938
AIM Basic Value Fund	993,590	882,803	32,261,865	33,043,337
American Europacific Growth Fund	450,106	369,825	22,896,877	17,219,074
Janus Advisor Growth Fund	746,373	701,458	20,062,513	16,603,506
INVESCO Stable Value Trust, at contract value	16,644,075	15,796,316	16,644,075	15,796,316
INVESCO 500 Index Trust	438,756	398,617	17,458,103	15,027,860
PIMCO Total Return	1,317,824	1,243,335	14,087,534	12,905,820

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Net depreciation in fair value of investments for the year ended December 31, 2007 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. Common Stock Fund	$(3,706,546)
Mutual funds	(1,112,239)
Common trust funds	836,937
Total	$(3,981,848)

4. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. If the RSP Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of   benefits under the provisions of the RSP Plan were allowable. In the event of the RSP Plan termination, participants would become 100% vested in their employer contributions.

5. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Related Party Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, an employee organization whose members are covered by the RSP Plan, and a person who owns 50% or more of such an employer or employee association or relative of such persons.  The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock and mutual funds managed by INVESCO and AIM who are affiliates of the Former Trustee.  Loans to participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7. Risks and Uncertainties

The RSP Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value
	INVESCO Stable Value Trust***	Common Investment Trust		$16,644,075

	INVESCO 500 Index Trust	Common Investment Trust		17,458,103
				34,102,178

*	AGL Resources Inc.	Common Stock		116,823,207

	AIM Basic Value Fund	Mutual Fund		32,261,865

	Janus Advisor Growth Fund	Mutual Fund		20,062,513

	PIMCO Total Return	Mutual Fund		14,087,534

	American Balanced	Mutual Fund		12,995,963

	Janus Small Cap Value Investor Fund	Mutual Fund		9,835,941

	American Europacific Growth	Mutual Fund		22,896,877

	AIM Small Cap Growth	Mutual Fund		7,700,833
				119,841,526

*	Loans to Participants	Various maturities		5,612,624
		(Interest rates from 5.0% - 10.5%)

				$276,379,535
* Denotes parties-in-interest
** Cost information not required for participant-directed accounts under an individual account Plan.
*** Presented at contract value.

SIGNATURES

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 27, 2008	/s/ Andrew Evans
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm